SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  February 20, 2025

Earnings Release

Q4'24

2024 was a transformational year for Nu as we advanced our mission to empower millions across Latin America with accessible, transparent, and low-cost financial services. We closed the year with over 114 million customers, adding more than 20 million new users while strengthening engagement and deepening primary banking relationships. In Brazil, we consolidated our position as the third-largest financial institution by number of customers, while in Mexico we surpassed 10 million customers, reinforcing our strong growth momentum in the country. Deposits surged 55% year-over-year FX-neutral to $28.9 billion, supporting the expansion of our lending portfolio under disciplined risk management. Revenues grew 58% year-over-year FXN, while net income reached $1,972 million in 2024, leading to an annualized return on equity of 28%, placing us among the most profitable financial institutions globally, even while maintaining a significant excess capital position. As we further scale our Money Platform, drive innovation and expand financial inclusion, Nu is well-positioned for sustainable growth and long-term value creation.

David Vélez, founder and CEO

São Paulo – February 20, 2025 – Nu Holdings Ltd. ("Nu", "Nu Holdings" or **"the Company") (NYSE: NU),** one of the world's largest digital banking platforms, today reported its unaudited results for the fourth quarter (Q4'24) and audited results for the year ended December 31, 2024. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Nu Holdings Reports Q4'24 Financial and Operating Results



Nu added **4.5 million** new customers during the quarter, driving a year-over-year (YoY) increase of **20.4 million** and reaching a total of **114.2 million** customers. This expansion further reinforces Nu's position as one of the world´s largest and fastest-growing digital financial services platforms. In Brazil, Nu has already become the third-largest financial institution by number of customers[1].

Net Income reached **$552.6 million**, compared to **$360.9 million** in Q4'23, while Adjusted Net Income increased to **$610.1 million**, from **$395.8 million** in Q4'23. Revenues increased **50%** YoY on an FXN basis, to a record of **$3.0 billion**. Monthly Average Revenue per Active Customer (ARPAC) increased **23%** YoY FXN, to **$10.7**.

Deposits increased **55%** YoY FXN to **$28.9 billion**, while the cost of funding reached **89%** of the blended interbank rates for the quarter, and the Loan-to-Deposit ratio (LDR) stood at **39**%. Total receivables across Nu's credit card and lending portfolios expanded **45%** YoY and **13%** QoQ FXN, to **$20.7 billion,** while its total Interest-Earning Portfolio (IEP) increased **75%** YoY FXN to **$11.2 billion**.

Nu's asset quality leading indicator, the 15-90 NPL ratio for the Brazil Consumer Credit Portfolio declined sequentially 30 basis points (bps) to **4.1%**[2], while the 90+ NPL ratio decreased 20 bps to **7.0%**[2], aligned with seasonality and cumulative effects of past 15-90 ratio trends.

Risk-adjusted NIM reached **9.5%**, down 60 bps sequentially, mainly due to lower NIM (-70 bps) from Nu's deposit strategy in Mexico and Colombia, FX impacts, and lower yields in Brazil, partially offset by improved cost of risk.

1: Source: BCB.
2: Data for Brazil only.

Key Operating and Financial Metrics



A Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods December 31, 2024 and 2023 and September 30, 2024, and years ended December 31, 2024 and 2023. See definitions on page 18.

Summary of Consolidated Operating Metrics	Q4'24	Q4'23	Q3'24	FY'2024	FY'2023
CUSTOMER METRICS					
Number of Customers (in millions)	114.2	93.9	109.7	114.2	93.9
Number of Customers growth (%)	22%	26%	23%	22%	26%
Active Customers (in millions)	94.9	78.0	91.7	94.9	78.0
Activity Rate	83%	83%	84%	83%	83%
CUSTOMER ACTIVITY METRICS					
Purchase Volume (in $ billions)	32.2	32.6	30.9	125.6	111.1
Purchase Volume growth (%)	-1%	37%	7%	13%	37%
Monthly Average Revenue per Active Customer (in $)	10.7	10.6	11.0	11.1	9.6
Monthly Average Cost to Serve per Active Customer (in $)	0.8	0.9	0.7[3]	0.8	0.8
FX NEUTRAL					
Purchase Volume (FX Neutral) (in $ billions)	32.2	26.9	28.8	125.6	92.4
Purchase Volume growth (%)	20%	29%	21%	36%	33%
Monthly Average Revenue per Active Customer (in $)	10.7	8.7	10.2	11.1	9.6
Monthly Average Cost to Serve per Active Customer (in $)	0.8	0.7	0.7	0.8	1.3
CUSTOMER BALANCES					
Total portfolio - credit card and loan (in $ billions)	20.7	18.2	20.9	20.7	18.2
Portfolio growth (%)	14%	61%	36%	14%	61%
Deposits (in $ billions)	28.9	23.7	28.3	28.9	23.7
Deposits growth (%)	22%	50%	48%	22%	50%
Interest-Earning Portfolio (in $ billions)	11.2	8.2	11.2	11.2	8.2
Interest-Earning growth (%)	37%	105%	67%	37%	105%
FX NEUTRAL					
Total portfolio - credit card and loan (in $ billions)	20.7	14.3	18.4	20.7	14.3
Portfolio growth (%)	45%	47%	46%	45%	47%
Deposits (in $ billions)	28.9	18.6	25.0	28.9	18.6
Deposits growth (%)	55%	38%	60%	55%	38%
Interest-Earning Portfolio (in $ billions)	11.2	6.4	9.9	11.2	6.4
Interest-Earning growth (%)	75%	88%	80%	75%	88%

Note 3: Adjusted CTS of $0.8 when adjusted for one-offs in the third quarter of 2024, mostly related to FX impacts on data and cloud costs that had been allocated under customer services and now were reallocated to G&A.

Summary of Consolidated Financial Metrics	Q4'24	Q4'23	Q3'24	FY'2024	FY'2023
COMPANY FINANCIAL METRICS					
Revenue (in $ millions)	2,989.3	2,404.9	2,943.2	11,517.0	8,029.0
Revenue growth (%)	24%	66%	38%	43%	68%
Gross Profit (in $ millions)	1,363.3	1,143.2	1,348.6	5,252.9	3,491.0
Gross Profit Margin (%)	46%	48%	46%	46%	43%
Credit Loss Allowance Expenses / Credit Portfolio (%)	4%	3%	4%	15%	13%
Net Income (in $ millions)	552.6	360.9	553.4	1,972.1	1,030.6
Adjusted Net Income (in $ millions)	610.1	395.8	592.2	2,207.5	1,196.5
FX NEUTRAL					
Revenue (in $ millions)	2,989.3	1,986.8	2,742.3	11,517.0	7,309.5
Revenue growth (%)	50%	57%	56%	58%	62%
Gross Profit (in $ millions)	1,363.3	944.5	1,256.6	5,252.9	3,178.2
Net Income (in $ million)	552.6	298.2	515.6	1,972.1	938.2
Adjusted Net Income (in $ millions)	610.1	327.0	551.8	2,207.5	1,089.2



Strategic Initiatives and Business Update


BOLOS
CAFÉ
SU COS

Continued Growth of One of The World's Largest Digital Banking Platforms


2024 Main Highlights
114.2MM Customers
+20.4M YoY from 93.9MM
58% of Adult Population of Brazil
94.9MM Active Customers
+22% YoY from 78.0MM
83% Monthly Activity Rate
US$28.9BN Total Deposits
+55% YoY FXN from 23.7BN
US$11.2BN Interest Earning Portfolio
+75% YoY FXN from 8.2BN
Customers (MM)
Brazil
Nu Mexico
Nu Colombia
11
16
20
24
26
30
33
37
42
48
54
60
65
70
75
79
84
89
94
99
105
110
114
2014
2017
2020
2021
2022
2023
2024

Note 1: Adult population market share is calculated as the Nu's Brazilian adult customers divided by the adult population of the country. Adult Population of the country forecast by IBGE.
Note 2: Adult population is defined as 18+ years for Brazil.
Note 3: 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date.
Note 4: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: IBGE, Nu.

Nu's pace of customer growth continues to exceed expectations, reaching **114 million** customers at year-end, an impressive net addition of **20.4 million** this year. Active customers grew **22%** YoY, to nearly **95** million active customers by year-end. In Brazil, Nu´s customer base expanded **16%** YoY to **101.8 million,** representing **58%** of the country's adult population. Additionally, **61%** of monthly active customers use Nu as their primary banking account (PBA). Mexico surpassed the milestone of **10 million** customers, further strengthening Nu's growth trajectory in the country. Meanwhile, Colombia reached **2.5 million** customers, maintaining its positive momentum following the launch of the Nu Cuenta product.

Robust Deposit Franchise Fueled By Volume Growth and Cost of Deposits Aligned with Nu's Strategy in New Geos


Deposits (US$BN)
Brazil
Mexico
Colombia
YoY: 55%
FXN
23.7
1.0
22.7
80%
24.3
2.3
22.0
84%
25.2
0.2
3.3
21.7
87%
28.3
0.9
3.9
23.5
89%
28.9
1.3
4.5
23.1
89%
Cost of Deposits as a % of Interbank Rate
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.

Note 2: Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico ("TIIE"), Colombia ("IBR") and Brazil ("CDI").

Source: Nu, BCB, Banxico, Banrep.

Deposits increased **55%** YoY FXN, to **$28.9 billion** in Q4'24, while the funding cost stood at **89%** of the blended interbank rates of the countries in which we operate in the quarter. The loan-to-deposit ratio (LDR) was **39%**, compared to **40%** in the prior quarter.

Strong Performance for Both Credit Card and Lending Portfolios, with Lending Gaining More Relevance Over Time


Total Portfolio (US$BN)
Lending
Credit Cards
YoY: 45%
FXN
18.2
3.7
14.5
19.6
4.5
15.1
18.9
4.6
14.3
20.9
5.7
15.2
20.7
6.1
14.6
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24


Total Portfolio (%)
Lending
Credit Cards
20%
80%
23%
77%
24%
76%
27%
73%
29%
71%
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.

Note 2: All amounts are presented gross of provisions.

Note 3: Total Portfolio includes US$104.9MM related to the purchase of secured lending portfolio from third-parties.

Source: Nu.

Total credit card and lending gross receivables grew **45%** YoY FXN, reaching **$20.7 billion** in Q4'24, while the Interest-Earning Portfolio ("IEP") expanded **75%** YoY FXN to **$11.2 billion**. This growth was primarily driven by the continued expansion of credit card receivables, which increased **28%** YoY FXN to **$14.6 billion**, and strong momentum in lending, which surged **110%** YoY FXN to **$6.1 billion**.

Interest-earning installments continued growing quarter over quarter. However, this growth was overshadowed by strong seasonal expansion in non-interest earning balances, bringing the share of interest-earning installments down to **27%** of the overall credit card portfolio. This outcome aligns with expectations shared last quarter, following the intentional deceleration of PIX Financing for specific risk bands. Although demand for PIX Financing products and their profitability remains very strong, Nu has deliberately tempered the pace of eligibility expansions during the second half of 2024 to carefully monitor the performance in the coming quarters and to assess what we call the second-order effects of this product on customer engagement and the long-term value of customer relationships.

Sustained Revenue Growth Fueled by Customer Acquisition and ARPAC Expansion


Monthly ARPAC (US$)
YoY: 23%
FXN
10.6
11.4
11.2
11.0
10.7
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24


Revenues (US$MM)
YoY: 50%
FXN
2,405
2,736
2,849
2,943
2,989
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 2: 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).
Source: Nu.

ARPAC increased **23%** YoY FXN to **$10.7** in Q4'24, while revenues reached a new record of **$3.0 billion,** up **50%** YoY FXN. Notably, the ARPAC dynamics reflect the rapid expansion of Nu's customer base in Mexico and, more recently, in Colombia. While Nu's deposit strategy in these markets may initially attract customers engaging primarily with the Cuenta product, which usually generates relatively lower ARPAC levels, the Company remains highly confident in the long-term value of this approach. As demonstrated in Brazil over nearly a decade, this strategy lays the foundation for deeper customer engagement and greater monetization over time.

Low Cost to Serve Underscores Operating Leverage Potential

Cost to Serve per Active Customer (US$)


YoY: 11%
FXN
0.9
0% FXN
0.9
8% FXN
0.9
-15% FXN
0.8
21% FXN
0.8
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 2: 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).
Note 3: Q3'24 one-off adjustment was related to cloud service provider retroactive fixed FX correction relocated from Customer Service to G&A.
Source: Nu.

The Monthly Average Cost to Serve Per Active Customer was **$0.8** in Q4'24. On an FX-neutral basis, this represents an **11%** YoY increase, largely due to higher data and processing usage. Meanwhile, ARPAC expanded **23%** over the same period, underscoring the strong operating leverage of Nu's business model.

Delinquency Ratios Tracking Expectations



15-90 NPLs
Brazil Consumer Credit Portfolio



90+ NPLs
Brazil Consumer Credit Portfolio

Note 1: Includes both credit card and lending excluding SMEs (Small and Medium-sized Enterprises).
Note 2: 'NPL' is a nonperforming loan.
Note 3: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured lending from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days.
Note 4: Information presented for Brazil only.
Source: Nu.

Non-Performing Loans Nu's leading indicator, the 15-90 NPL declined sequentially by 30 bps to **4.1%**[4]. This improvement reflects a mix-shift toward lower-risk customer and product profiles in credit cards, alongside a higher share of secured lending and stronger customer risk profiles in unsecured personal loans. This movement also aligns with the seasonality observed in the fourth quarter.

The 90+ NPL ratio decreased 20 bps to **7.0%**[4], consistent with seasonal patterns and historical 15-90 ratio trends. As noted in previous quarters, the 90+ NPL metric behaves more like a stock than a flow measure, as it reflects the inventory of accounts that transitioned from the 15-90 category in prior quarters.

4: Data for Brazil only.

Comfortable Capital and Liquidity Positions


Capital Position (US$Bn)
Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
4.1
2.1
2.0
Capital in our Geos
6.3
2.2
2.1
2.0
Nu Holdings
2.15x
Liquidity Position (US$Bn)
LDR
39%
11.2
Interest Earning Portfolio
28.9
Total Deposits

Note 1: Brazil figures consider the Capital Adequacy Ratio (CAR) requirement of 8.75%, applicable to the conglomerate led by Nu Pagamentos S.A. as of December 2024, according to BCB Resolution No. 200/22. Mexico's figures consider the NICAP required for a SOFIPO type 4, equivalent to a Capital Adequacy ratio of 10.5%; Colombia's figures consider a minimum Capital Adequacy Ratio of 10.5%, applicable to Nu Financiera, as a regulated entity.

Note 2: 'LDR' stands for Loan to Deposit Ratio.

Source: Nu.

Capital Nu has further reinforced its position as one of the best-capitalized financial institutions in the region. The Company's Capital Adequacy Ratios (CARs) remain well-above the regulatory minimums across all countries of operations, even excluding the **$2.2 billion** excess liquidity held at Nu Holdings.

Financial Discussion



REVENUE, FINANCIAL AND TRANSACTIONAL COSTS AND GROSS PROFIT

Revenue

Revenue increased **50%** YoY FXN, to another record high of **$2,989.3 million** in Q4'24.

Revenue ($ million)	Q4'24	Q4'23	FY'2024	FY'2023
Interest Income and Gains (Losses) on Financial Instruments	2,493.7	1,951.3	9,631.0	6,439.7
Fee and Commission Income	495.6	453.6	1,886.0	1,589.3
Total	**2,989.3**	**2,404.9**	**11,517.0**	**8,029.0**
FX Neutral				
Interest income and Gains (Losses) on Financial Instruments	2,493.7	1,612.1	9,631.0	5,862.6
Fee and Commission Income	495.6	374.7	1,886.0	1,446.9
Total	**2,989.3**	**1,986.8**	**11,517.0**	**7,309.5**

Interest Income and Gains on Financial Instruments increased **55%** YoY FXN, to **$2,493.7 million** in Q4'24. This growth was mainly driven by three factors: (i) sustained high-interest income from the consumer finance portfolio, reflecting the ongoing expansion of credit cards and lending; (ii) the credit mix, mainly due to the increase in interest-bearing installments within the credit card and loan portfolios; and (iii) higher interest income from cash equivalents and securities. Fee and Commission Income in Q4'24 increased **32%** YoY FXN to **$495.6 million**. Growth was mainly driven by the following increases: (i) interchange fees, supported by increased purchase volumes on credit and prepaid cards, reflecting Nu's expanding customer base and activity rates; and (ii) late fees in line with the overall growth of Nu's credit portfolio.

Cost of Financial and Transactional Services Provided

The Cost of Financial and Transactional Services Provided rose **56%** YoY FXN to **$1,626.0 million.** In 2024, it accounted for **54%** of annual revenues, down from **52%** in 2023, reflecting the following dynamics:

Cost of Financial and Transactional Services Provided ($ million)	Q4'24	Q4'23	FY'2024	FY'2023
Interest and Other Financial Expenses	(748.0)	(605.6)	(2,834.9)	(2,036.9)
Transactional Expenses	(73.6)	(63.6)	(260.3)	(215.9)
Credit Loss Allowance Expenses	(804.4)	(592.5)	(3,169.0)	(2,285.2)
Total	**(1,626.0)**	**(1,261.7)**	**(6,264.2)**	**(4,538.0)**
% of Revenue	**54%**	**52%**	**54%**	**57%**
FX Neutral				
Interest and Other Financial Expenses	(748.0)	(500.3)	(2,834.9)	(1,854.4)
Transactional Expenses	(73.6)	(52.5)	(260.3)	(196.6)
Credit Loss Allowance Expenses	(804.4)	(489.5)	(3,169.0)	(2,080.4)
Total	**(1,626.0)**	**(1,042.4)**	**(6,264.2)**	**(4,131.3)**
% of Revenue	**54%**	**52%**	**54%**	**57%**

Interest and Other Financial Expenses increased as a result of: (i) higher interest expenses on retail deposits reflecting the sustained expansion of Nu's retail deposits balance, which reached **$28.9 billion** this quarter; and (ii) increased interest expenses on debt instruments and financing, driven by the issuance of financial letters, repurchase agreements and borrowings, particularly to support the expansion of our secured lending portfolio and our operations in Mexico and Colombia.

Additionally, in line with prior quarters, Credit Loss Allowance Expenses increased, primarily driven by the growth of the personal loan portfolio, as Nu Holdings continues to frontload provisions based on the expected lifetime credit losses, in accordance with the IFRS 9 methodology.

Gross Profit

Gross Profit reached **$1,363.3 million,** up **44%** YoY FXN while gross profit margin was **46%** compared to **48%** in Q4'23.

OPERATING EXPENSES

Quarterly Operating Expenses totaled **$595.9 million** in Q4'24, up **24%** YoY FXN. However, as a percentage of revenues, Operating Expenses declined by four percentage points, from **24%** in Q4'23 to **20%** this quarter.

Operating Expenses ($ million)	Q4'24	Q4'23	FY'2024	FY'2023
Customer Support and Operations	(155.9)	(139.7)	(604.6)	(488.1)
General and Administrative Expenses	(318.8)	(284.8)	(1,256.1)	(1,042.3)
Marketing Expenses	(52.0)	(71.3)	(246.4)	(171.1)
Other expenses	(69.2)	(87.5)	(350.6)	(250.4)
Total	**(595.9)**	**(583.3)**	**(2,457.7)**	**(1,951.9)**
% of Revenue	**20%**	**24%**	**21%**	**24%**
FX Neutral				
Customer Support and Operations	(155.9)	(115.4)	(604.6)	(444.4)
General and Administrative Expenses	(318.8)	(235.3)	(1,256.1)	(948.9)
Marketing Expenses	(52.0)	(58.9)	(246.4)	(155.8)
Other Income (Expenses)	(69.2)	(72.3)	(350.6)	(228.0)
Total	**(595.9)**	**(481.9)**	**(2,457.7)**	**(1,777.0)**
% of Revenue	**20%**	**24%**	**21%**	**24%**

The absolute YoY growth in Quarterly Operating Expenses was primarily driven by the following: (i) a **35%** FXN increase in General and Administrative Expenses, reflecting higher infrastructure and data processing costs, as well as increased salaries and associated benefits linked to the Company's overall expansion; and (ii) Customer Support and Operations expenses, which increased 35% FXN.

Net Interest Income Expansion Driven by Growth of Interest Earning Portfolio


NII (US$MM) & NIM (%)
YoY: 57%
FXN
1,345.7
1,619.5
1,718.1
1,712.8
1,745.7
18.3%
19.5%
19.8%
18.4%
17.7%
NIM (%)
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note 1: 'NII' stands for Net Interest Income and is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other receivables ix) Other financial assets at amortized cost x) Securities.
Note 3: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: Nu.

Net interest income, or NII, increased by **57%** YoY FXN, to **US$1.7 billion**. Conversely, Net interest margin, or NIM, compressed by 70 bps QoQ to **17.7%** sequentially. This compression was primarily driven by four factors: (i) lower yields on the credit card portfolio, reflecting enhancements in product offerings and improved customer risk profiles; (ii) a decline in lending yields due to a higher share of secured lending and a better risk mix; (iii) increased funding costs, driven by deposit growth in Mexico and Colombia, consistent with Nu's deposit rate strategy in these new geographies; and (iv) FX movements once again negatively impacted NIM, as the FX rate used to translate the numerator depreciated more than the FX rate applied to the average interest-earning assets of the denominator.

Risk-Adjusted NIM Performance Reflecting Portfolio Growth and Cost of Risk Optimization


Credit Loss Allowance (US$MM) & Risk Adj. NIM (%)
592.5
830.7
759.8
774.1
804.4
10.2%
9.5%
11.0%
10.1%
9.5%
Risk Adj. NIM (%)
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note 1: 'CLA' stands for Credit Loss Allowance Expenses.
Note 2: 'Risk Adj. NIM' stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII (Net Interest Income) net of CLA (Credit Loss Allowance) by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets

at fair value through other comprehensive income; iv) Compulsory deposits at central banks; v) Credit Card interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other receivables; ix) Other financial assets at amortized cost; and x) Securities.
Note 3: The amount of CLA is related to the Credit Loss Allowance net of Recoveries.
Source: Nu.

Credit loss allowance expenses increased **12%** QoQ FXN to **US$804.4 million** this quarter, aligned with the expansion of Nu's credit portfolio.

Risk-Adjusted NIM was **9.5%,** declining 60 bps in the quarter. This was mainly driven by a 70 bps reduction in NIM, partially offset by a 10 bps improvement in cost of risk.

Strong Track Record of Driving Operating Leverage as Business Scales


Efficiency
NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
91.6%
72.7%
72.3%
75.8%
65.6%
58.2%
55.1%
47.4%
39.0%
35.4%
35.0%
36.0%
32.1%
32.0%
31.4%
29.9%
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note 1: 'NII' stands for Net Interest Income and is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'F&C' stands for Fee and Commission Income.
Note 3: 'Costs' include transactional costs and operating expenses.
Note 4: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income.
Note 5: Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: Nu.

The efficiency ratio for the quarter improved 150 bps sequentially and over 610 bps year-on-year reaching **29.9%**.

This progress underscores the strength of Nu's low-cost operating model, which drives sustained strong growth and product innovation while maintaining efficiency. With continued investments in technology and automation, Nu remains confident in its ability to further optimize its platform as it continues to scale.

EARNINGS

Net Income

Nu continues to drive higher profitability, with Net Income increasing to **$552.6 million** in Q4'24, up from **$360.9 million** in Q4'23. This growth reflects the ongoing success of Nu´s strategy and business model.

Adjusted Net Income

Adjusted Net Income increased to **$610.1 million** in Q4'24, from **$395.8 million** in Q4'23. Adjusted Net Income is a non-IFRS measure calculated using profit (loss) adjusted for expenses related to Nu's share-based compensation as well as the tax effects related to these items, among other adjustments. For more information, please see "Non-IFRS Financial Measures and Reconciliations".



Conference Call

February 20, 2025

at 5:00 p.m. ET (7:00 p.m. BRT)

Access details

www.investors.nu

Definitions



Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date.

CDI ("Certificado de Depósito Interbancário") - Brazilian interbank deposit rate.

Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account.

ECL or ECL Allowance - means the expected credit losses in Nu's credit operations, including loans and credit cards.

Efficiency ratio – refers to the ratio between total non-interest operating expenses and transactional costs divided by net interest income plus fees and commissions income.

Foreign Exchange ("FX") Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see "Non-IFRS Financial Measures and Reconciliations".

IBR ("Indicador Bancario de Referencia") - Colombian interbank deposit rate.

Interest-Earning Portfolio ("IEP")- consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

Loan-to-Deposit Ratio ("LDR") - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period.

Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days.

Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly Average Revenue per Active Customer or Monthly ARPAC ("ARPAC")- is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is

defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Net Interest Income ("NII") - is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses.

Net Interest Margin ("NIM") - is defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.

Non-Performing Loans ("NPL") - is defined as the non-performing loans balance (e.g. NPLs 15 to 90 days or 90+ days) divided by the total outstanding balance of consumer credit portfolio (i.e. excluding SMEs).

Nu Pagamentos - Nu Holdings' subsidiary in Brazil.

Nu Financiera - Nu Holding's subsidiary in Colombia.

Primary Banking Account ("PBA") - refers to Nu's relationship with those customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Purchase Volume ("PV") - is defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers.

Recovery - is the estimated amount of a defaulted contract with a customer that the company expects to receive.

Risk-Adjusted Net Interest Margin ("Risk-adjusted NIM") - is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other receivables ix) Other financial assets at amortized cost x) Securities.

SMEs - small and medium-sized enterprises.

TIIE ("Tasa de Interés Interbancaria de Equilibrio") - Mexican interbank deposit rate.

Total Portfolio - is the addition of credit card exposures and lending to customers.

Write-off - constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows.

Forward-Looking Statements



This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in the Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on April 19, 2024. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this release, which are inherently uncertain. In addition to IFRS financials, this release includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this release to "R$" refer to the Brazilian Real, the official currency of Brazil.

Non-IFRS Financial Measures and Reconciliations



This release includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

- Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating
- performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired; and
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.

Adjusted Net Income Reconciliation

For the three-month period and year ended December 31, 2024 and 2023
(In millions of U.S. Dollars)

Nu Holdings (Consolidated)	As reported For the three months ended December 31,		As reported For the year ended December 31,	
Adjusted Net Income (US$ million)	**2024**	**2023**	**2024**	**2023**
Profit attributable to shareholders of the parent company	552.6	360.9	1,972.1	1,030.6
Share-based compensation	68.9	65.9	408.2	289.3
Allocated tax effects on share-based compensation	(21.4)	(21.5)	(137.3)	(89.7)
Hedge of the tax effects on share-based compensation	10.0	(9.5)	(35.5)	(33.7)
Adjusted Net Income for the period/year	**610.1**	**395.8**	**2,207.5**	**1,196.5**

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended December 31, 2023 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais / U.S. dollars exchange rate for the three months ended December 31, 2023 (R$4.9383 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended December 31, 2024 (R$5.9773 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended December 31, 2024.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended December 31, 2024 and 2023 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2024 (R$6.1736 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on December 31, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP").

As of January 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9157, MXN 17.0776 and COP 3,919.7314 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 4.9554, MXN 17.2133 and COP 3,915.9800 to US$ 1.00).

As of February 29, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9632, MXN 17.0855 and COP 3,930.5262 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9703, MXN 17.0542 and COP 3,926.0500 to US$ 1.00).

As of March 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9797, MXN 16.7634 and COP 3,901.2955 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0145, MXN 16.5586 and COP 3,859.4300 to US$ 1.00).

As of April 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.1267, MXN 16.7992 and COP 3,866.3541 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1936, MXN 17.1402 and COP 3,921.7400 to US$ 1.00).

As of May 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.1356, MXN 16.8084 and COP 3,866.1114 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2459, MXN 17.0119 and COP 3,868.1900 to US$ 1.00).

As of June 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.3968, MXN 18.2429 and COP 4,063.0875 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.5941, MXN 18.3183 and COP 4,148.6800 to US$ 1.00).

As of July 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.5439, MXN 18.1169 and COP 4,034.8926 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.6505, MXN 18.6170 and COP 4,064.4600 to US$ 1.00).

As of August 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.5539, MXN 19.1871 and COP 4,070.7200 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.6075, MXN 19.7282 and COP 4,177.5300 to US$ 1.00).

As of September 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.5408, MXN 19.6054 and COP 4,191.7043 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.4500, MXN 19.6915 and COP 4,204.3400 to US$ 1.00).

As of October 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.6241, MXN 19.7000 and COP 4,268.0491 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.7874, MXN 20.0375 and COP 4,426.2900 to US$ 1.00).

As of November 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.8053, MXN 20.3132 and COP 4,412.0130 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.9710, MXN 20.3759 and COP 4,432.9700 to US$ 1.00).

As of December 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 6.1085, MXN 20.2679 and COP 4,386.4271 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 6.1736, MXN 20.8272 and COP 4,405.6300 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

Consolidated Statements



Profit or Loss

For the year ended December 31, 2024 and 2023
(In thousands of U.S. Dollars)

	2024	2023
Interest income and gains (losses) on financial instruments	9,631,043	6,439,712
Fee and commission income	1,886,032	1,589,264
Total revenue	**11,517,075**	**8,028,976**
Interest and other financial expenses	(2,834,859)	(2,036,925)
Transactional expenses	(260,324)	(215,930)
Credit loss allowance expenses	(3,168,983)	(2,285,218)
Total cost of financial and transactional services provided	**(6,264,166)**	**(4,538,073)**
Gross profit	**5,252,909**	**3,490,903**
Operating expenses		
Customer support and operations	(604,643)	(488,082)
General and administrative expenses	(1,256,086)	(1,042,290)
Marketing expenses	(246,396)	(171,022)
Other income (expenses)	(350,586)	(250,431)
Total operating expenses	**(2,457,711)**	**(1,951,825)**
Income before income taxes	**2,795,198**	**1,539,078**
Income taxes		
Current taxes	(1,536,521)	(1,184,230)
Deferred taxes	713,435	675,682
Total income taxes	**(823,086)**	**(508,548)**
Net income for the year	**1,972,112**	**1,030,530**
Earnings per share – Basic	**0.4115**	**0.2175**
Earnings per share – Diluted	**0.4034**	**0.2121**
Weighted average number of outstanding shares – Basic (in thousands of shares)	**4,792,081**	**4,738,841**
Weighted average number of outstanding shares – Diluted (in thousands of shares)	**4,888,918**	**4,857,579**

Financial Position

As of December 31, 2024 and 2023
(In thousands of U.S. Dollars)

	2024	2023
Assets		
Cash and cash equivalents	9,185,742	5,923,440
Financial assets at fair value through profit or loss	741,042	389,875
Securities	*665,242*	*368,574*
Derivative financial instruments	*75,464*	*20,981*
Collateral for credit card operations	*336*	*320*
Financial assets at fair value through other comprehensive income	9,913,517	8,805,745
Securities	*9,913,517*	*8,805,745*
Financial assets at amortized cost	26,701,505	24,988,919
Credit card receivables	*12,259,276*	*12,414,133*
Loans to customers	*5,321,885*	*3,202,334*
Compulsory and other deposits at central banks	*6,743,336*	*7,447,483*
Other receivables	*1,413,443*	*1,689,030*
Other financial assets	*78,147*	*131,519*
Securities	*885,418*	*104,420*
Other assets	663,578	936,209
Deferred tax assets	1,818,339	1,537,835
Investments in associates	99,365	-
Right-of-use assets	20,344	30,459
Property, plant and equipment	25,879	39,294
Intangible assets	347,616	295,881
Goodwill	414,287	397,538
Total assets	**49,931,214**	**43,345,195**

	2024	2023
Liabilities		
Financial liabilities at fair value through profit or loss	340,912	242,615
Derivative financial instruments	*32,329*	*28,173*
Instruments eligible as capital	-	*3,988*
Repurchase agreements	*308,583*	*210,454*
Financial liabilities at amortized cost	39,918,963	34,582,759
Deposits	*28,855,065*	*23,691,130*
Payables to network	*9,333,541*	*9,755,285*
Borrowings and financing	*1,730,357*	*1,136,344*
Salaries, allowances and social security contributions	180,181	166,876
Tax liabilities	1,102,086	1,300,845
Lease liabilities	26,197	36,942
Provision for lawsuits and administrative proceedings	22,551	8,082
Deferred income	71,636	68,360
Other liabilities	621,612	532,331
Total liabilities	**42,284,138**	**36,938,810**
Equity		
Share capital	84	84
Share premium reserve	5,053,776	4,972,922
Accumulated gains	3,420,596	1,276,949
Other comprehensive income (loss)	(828,167)	156,430
Equity attributable to shareholders of the parent company	**7,646,289**	**6,406,385**
Equity attributable to non-controlling interests	*787*	-
Total equity	**7,647,076**	**6,406,385**
Total liabilities and equity	**49,931,214**	**43,345,195**

Cash Flows

For the years ended December 31, 2024 and 2023
(In thousands of U.S. Dollars)

	2024	2023
Cash flows from operating activities		
Reconciliation of profit to net cash flows from operating activities:		
Net Income for the year	1,972,112	1,030,530
Adjustments:		
Depreciation and amortization	77,128	62,895
Credit loss allowance expenses	3,469,044	2,487,648
Deferred income taxes	(713,435)	(675,682)
Provision for lawsuits and administrative proceedings	18,406	17,098
Unrealized losses on other investments	(11)	20
Unrealized (gains) losses on financial instruments	47,933	15,885
Interest accrued	179,203	103,572
Share-based compensation	272,382	212,551
Others	(2,712)	23,056
	5,320,050	**3,277,573**
Changes in operating assets and liabilities:		
Securities	(2,552,241)	699,076
Credit card receivables	(5,873,063)	(7,878,307)
Loans to customers	(7,024,003)	(3,577,534)
Other receivables	385,192	(1,136,488)
Compulsory deposits and others at central banks	805,963	(4,540,463)
Other assets	369,190	(60,982)
Deposits	5,910,612	7,664,820
Payables to network	(528,511)	2,818,592
Deferred income	3,750	25,935
Other liabilities	1,111,830	1,279,987
Interest paid	(88,082)	(82,904)
Income tax paid	(1,262,541)	(612,447)
Interest received	5,820,898	3,389,331
Cash flows generated from operating activities	**2,399,044**	**1,266,189**

	2024	2023
Cash flows from investing activities		
Acquisition of property, plant and equipment	(5,418)	(20,243)
Acquisition and development of intangible assets	(169,572)	(156,760)
Investments in associates	(99,365)	-
Acquisition of subsidiary, net of cash acquired	(5,637)	-
Financial instruments derivatives	(50,635)	-
Cash flow used in investing activities	**(330,627)**	**(177,003)**
Cash flows from financing activities		
Proceeds from borrowings and financing	1,309,890	469,501
Payments of borrowings and financing	(580,642)	(46,501)
Lease payments	(7,053)	(6,933)
Exercise of stock options	5,546	9,148
Cash flows generated from financing activities	**727,741**	**425,215**
Change in cash and cash equivalents	**2,796,158**	**1,514,401**
Cash and cash equivalents		
Cash and cash equivalents - beginning of the year	5,923,440	4,172,316
Foreign exchange rate changes on cash and cash equivalents	466,144	236,723
Cash and cash equivalents - end of the year	9,185,742	5,923,440
Increase in cash and cash equivalents	**2,796,158**	**1,514,401**
Non-cash transactions		
Shares issued to service providers	1,283	21,533
Shares issued for business acquisition	75,308	-

Investor Relations

Jörg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

Nu Holdings LTD.
NYSE: NU

investors.nu



About Nu Holdings Ltd.

Nu is one of the world's largest digital financial services platforms, serving 114 million customers across Brazil, Mexico and Colombia. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu's shares are traded on the New York Stock Exchange (NYSE: NU). For more information, please visit www.nubank.com.br.